FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

April 18, 2011

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number: 333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Wimm-Bill-Dann Foods OJSC (NYSE: WBD) hereby provides notice of the payment on April 15, 2011 of the first bond coupon on its bonds of the following series:

•                  Series BO-01, state registration No 4B02—01-06005-A, Series BO-02, state registration No 4B02—02-06005-A, and Series BO-03, state registration No 4B02—03-06005-A, each with a par value of 1000 (one thousand) Russian rubles per bond, and each registered on November 20, 2009 in an aggregate amount of 3,000,000 (three million) Russian rubles; and

•                  Series BO-08, state registration No 4B02—08-06005-A, with a par value of 1000 (one thousand) Russian rubles per bond, and registered on November 20, 2009 in a total amount of 5,000,000 (five million) Russian rubles.

The aggregate payment under the first bond coupon for each of series BO-01, BO-02 and BO-03 is 109,950,000 (one hundred nine million nine hundred fifty thousand) Russian rubles, 00 kopecks and the aggregate payment under the first bond coupon for series BO-08 is 183,250,000 (one hundred eighty three million two hundred fifty thousand) Russian rubles. Accordingly, each bond in the above four series will receive 36 (thirty six) Russian rubles and 65 (sixty five) kopecks per bond.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Styazkin Sergey
	Name:	Styazkin Sergey
	Title:	Representative according to Power of Attorney
Wimm-Bill-Dann Foods OJSC
Date: April 18 2011